Toromont Completes Offer and Now Owns 96% of Enerflex
TORONTO, ONTARIO, Jan 20, 2010 (Marketwire via COMTEX News Network) — Toromont Industries Ltd. (“Toromont”) (TSX:TIH) announced today that 39,583,074 trust units of Enerflex Systems Income Fund (“Enerflex”) (TSX:EFX.UN) and 2,640,692 exchangeable limited partnership units of Enerflex Holdings Limited Partnership have been tendered to Toromont’s offer for Enerflex. As all of the conditions have been satisfied, Toromont has today purchased these units in accordance with its offer, and the offer has expired.
Together with the trust units owned by Toromont prior to commencement of the offer, Toromont now owns approximately 96% of the outstanding Enerflex trust units on a fully diluted basis. The units owned by Toromont are sufficient to cause the redemption and acquisition of all of the remaining units.
“We now have the opportunity to move forward with the integration of Enerflex and our Toromont Energy Systems business,” said Robert M. Ogilvie, Chairman and Chief Executive Officer of Toromont. “The combination will be a win for customers as well as Toromont shareholders, including those Enerflex unitholders who are choosing to take Toromont shares. It will also provide employees of both companies with a challenging and exciting opportunity to help build a Canadian-based global leader.”
Toromont offered Enerflex unitholders the choice of $14.25 in cash or 0.5382 of a Toromont common share plus $0.05 in cash per unit, in each case subject to pro ration. Unitholders who elected the cash alternative will receive $14.25 in cash for each unit deposited and those who elected the share alternative will receive .3541 of a common share of Toromont and $4.907 in cash for each unit deposited. The aggregate cash consideration to be paid by Toromont for the units tendered to the offer and those units to be subsequently acquired will be approximately $315.6 million and the aggregate number of common shares of Toromont to be issued will be approximately 11.9 million.
Toromont plans to redeem the remaining exchangeable units of Enerflex Holdings Limited Partnership and to acquire all of the remaining outstanding trust units of Enerflex on the same terms as the units acquired under the offer, with the acquisition expected to be completed in late February.
ABOUT TOROMONT
Toromont Industries Ltd. operates through two business segments: The Equipment Group and the Compression Group. The Equipment Group includes one of the larger Caterpillar dealerships by revenue and geographic territory in addition to industry leading rental operations. The Compression Group is a North American leader specializing in the design, engineering, fabrication, and installation of compression systems for natural gas, coal-bed methane, fuel gas and carbon dioxide in addition to process systems and industrial and recreational refrigeration systems. Both Groups offer comprehensive product support capabilities. This press release and more information about Toromont can be found on the Web at www.toromont.com.
ADVISORY
Statements and information herein that are not historical facts are “forward-looking information”. Words such as “plans”, “intends”, “outlook”, “expects”, “anticipates”, “estimates”, “believes”, “likely”, “should”, “could”, “will”, “may” and similar expressions are intended to identify forward-looking information and statements. By their nature, forward-looking information and statements are subject to risks and uncertainties which may be beyond Toromont’s ability to control or predict. Actual results or events could differ materially from those expressed or implied by forward-looking information and statements as a result of a number of factors, risks and uncertainties including those found in the “Risks and Risk Management” and “Outlook” section of Toromont’s management discussion and analysis of financial results for the nine months ended September 30, 2009 and the “Risks and Risk Management” and “Outlook” sections of Toromont’s management’s discussion and analysis of financial results for the year ended December 31, 2008, as well as factors, risks and uncertainties not presently known to Toromont or that Toromont currently believes are not material.
Readers are cautioned not to place undue reliance on the forward-looking information and statements contained herein, which are given as of the date of this document, and not to use such information and statements for anything other than their intended purpose. Toromont disclaims any obligation or intention to update or revise any forward-looking information or statement, whether the result of new information, future events or otherwise, except as required by applicable law.
This press release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.

ADDITIONAL INFORMATION FOR UNITHOLDERS IN THE UNITED STATES
The Toromont offer has been made for the securities of Canadian issuers and the offer documents have been prepared in accordance with the disclosure requirements of Canada. Unitholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the offer documents have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.
The enforcement by unitholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Toromont is incorporated under the federal laws of Canada, that a majority of Toromont’s officers and directors are residents of Canada, that the information agent, the depositary and the dealer managers for the Toromont offer, and some or all of the experts named in the offer documents may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Toromont and of the above mentioned persons may be located outside of the United States. Unitholders may not be able to sue Toromont or its respective officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel Toromont and its respective affiliates to subject themselves to a U.S. court’s judgment.
For more information or to request a copy of the early warning report to be filed by Toromont, please contact:
Paul R. Jewer
Vice President Finance & Chief Financial Officer
Toromont Industries Ltd.
3131 Highway 7 West
Concord, ON
(416) 667-5501
SOURCE: Toromont Industries Ltd.
Toromont Industries Ltd.
Paul R. Jewer
Vice President Finance & Chief Financial Officer
(416) 667-5501
www.toromont.com
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